February 26, 2025

Michael Tang
Chief Legal Officer
Aspen Technology, Inc.
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105

       Re: Aspen Technology, Inc.
           Schedule TO-T/A / 13E-3/A filed February 24, 2025
           Filed by Emerson Electric Co. et al.
           File No. 005-93677
Dear Michael Tang:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule TO-
T/A / 13E-3/A, unless otherwise indicated.

General

1. We note your response to prior comment 1. We disagree with your apparent conclusion that Mr. Karsanbhai's actions outlined in our prior comment 1
       were either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change to the disclosure then in effect. Please be advised that amendments to Schedule 13D are regulated under Section 13(d)(2) of the Exchange
       Act and corresponding Rule 13d-2(a). Generic disclosure of the type included in the
       Schedule 13D or reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. Refer to Exchange Act Sections 13(d)
       and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and
       Disclosure Interpretations at Question 110.06.
 February 26, 2025
Page 2

Schedule TO-T/A / 13E-3/A filed February 24, 2025
Source and Amount of Funds

2. We note your response to prior comment 6 and your disclosure that "Parent's existing
       U.S. dollar commercial paper program [...] is expected to be expanded from approximately $4 billion to approximately $7 billion." We note also your disclosure that you entered into a $3 billion credit agreement on February 11, 2025. With a view towards clarified disclosure, please explain whether the credit agreement relates to, or is a part of, your existing commercial paper program. If the credit agreement does not relate to such program, please clarify what actions you have taken towards expanding your commercial paper program.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions